

April 10, 2023

Kenneth Dichter
Chief Executive Officer
Wheels Up Experience Inc.
601 West 26th Street, Suite 900
New York, New York 10001

>   **Re: Wheels Up Experience Inc.**
>   **Form 8-K/A filed March 31, 2023**
>   **File No. 001-39541**

Dear Kenneth Dichter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K/A filed March 31, 2023

Exhibit 99.1, page 7

1.   We note your reconciliations of non-GAAP Financial Measures at pages 7, 8 and 9 of Exhibits 99.1 and 99.2 to your amended Form 8-K. Please note that the presentation of a full non-GAAP income statement may place undue prominence to the non-GAAP information and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation